Exhibit 99.1
Notice to LSE
Rio Tinto plc 2020 AGM – revised arrangements

THIS ANNOUNCEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
•Attendance in person at AGM no longer possible
•Shareholders to vote in advance by proxy
•Tele-conference to be arranged to maintain shareholder engagement
On 10 March 2020, Rio Tinto plc posted notice of its annual general meeting (AGM) to be held at 11:00 a.m. on Wednesday, 8 April 2020 at the Queen Elizabeth II Conference Centre, London (the Notice).
The Notice explained that, in the lead up to the AGM, we would be closely monitoring the impact of the Covid-19 virus in the United Kingdom and how this may affect the arrangements for the meeting.
Attending the meeting in person no longer lawful
On 23 March 2020, the UK Government announced further mandatory measures in relation to social distancing to reduce the transmission of COVID-19. These mandatory measures include requiring people to stay at home, except for very limited purposes; and stopping all gatherings of more than two people in public.

In order to comply with these orders, the Queen Elizabeth II Conference Centre have advised that they have closed, and will not host any events (including the Rio Tinto plc AGM), for at least the next three weeks.

We fully support these measures to protect public health and safety.

As a result, it is now not lawful for us to hold our AGM in the normal way.

Revised arrangements

Instead, the AGM will be convened with the minimum quorum of shareholders present in order to conduct the business of the meeting. The results of the poll votes on the proposed resolutions will be announced, in the normal way, as soon as practicable after the conclusion of the AGM.

Even in these exceptional circumstances, the Board of Rio Tinto is keen to maintain engagement with shareholders. In order to facilitate this, after the conclusion of the formal AGM, we plan to hold a conference call in which shareholders will be able to dial-in and hear short speeches from the Chairman and CEO. A short question and answer session is also planned.

It is our current intention that the conference call will commence at 11.30am on Wednesday, 8 April 2020, and details of how to join the call and how to submit questions will be provided during the course of this week on our website at https://www.riotinto.com/invest/shareholder-information/annual-general-meetings.

Voting by proxy and not in person

As physical attendance at the AGM will not be lawful, shareolders who wish to register their votes on the resolutions to be put to the AGM should do so by completing and signing the proxy form that accompanied the 2020 AGM Notice (or appoint a proxy electronically if their shares are held in CREST) in accordance with the instructions printed on the proxy form. Please return your forms as soon as possible and in any event prior to 11:00 a.m. on 6 April 2020 or not less than 48 hours before the time of the meeting or any adjourned meeting. Further information can be found on page 29 of the Notice. The Notice can also be found online at https://www.riotinto.com/invest/shareholder-information/annual-general-meetings.
If you do not have a proxy form and believe that you should have one, or if you require additional forms or have any additional queries on voting, please contact our registrar using the details set out below and on the final page of the Notice:
Address: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY
Link: www.investorcentre.co.uk
Tel No: 0800 435 021 (in the UK) or +44 (0) 370 703 6364 (overseas)
The situation in relation to COVID-19 continues to develop and we are closely monitoring developments, including any regulatory changes. If it becomes necessary or appropriate to revise the arrangements for the AGM, further announcements will be made and information will be made available on our website at: https://www.riotinto.com/invest/shareholder-information/annual-general-meetings.

Rio Tinto Limited AGM on 7 May 2020 in Brisbane
Separate notices and/or announcements, as appropriate, will be made in due course regarding the Rio Tinto Limited AGM.
The Board would like to take this opportunity to thank all shareholders for their continued support and understanding. We fully acknowledge that these are unusual measures in exceptional circumstances, and we hope that our shareholders and other stakeholders understand that health and safety must be our first priority.
ENDS

Contacts

media.enquiries@riotinto.com
riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.